UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 5)*


                         Curtiss-Wright Corporation
                    ------------------------------------
                              (Name of Issuer)


                                Common Stock
                    ------------------------------------
                       (Title of Class of Securities)


                                231561 10 1
                    ------------------------------------
                               (CUSIP Number)


                               Scott Renwick
                               Unitrin, Inc.
                           One East Wacker Drive
                             Chicago, IL 60601
                               (312) 661-4520
                    ------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             January 11, 2001
                    ------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                SCHEDULE 13D
    CUSIP No. 231561 10 1
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1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Unitrin, Inc.
   95-4255452

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2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      (a) [   ]
                                                      (b) [   ]
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3. SEC Use Only

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4. Source of Funds (See Instructions)
   N/A

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e) [   ]

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6. Citizenship or Place of Organization
   Delaware

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    Number of     7. Sole Voting Power
     Shares          4,382,400
  Beneficially   -------------------------------------------------------------
    Owned by      8. Shared Voting Power
      Each           0
    Reporting    -------------------------------------------------------------
     Person       9. Sole Dispositive Power
      With           4,382,400
                 -------------------------------------------------------------
                 10.Shared Dispositive Power
                     0

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11.Aggregate Amount Beneficially Owned by Each Reporting Person
   4,382,400
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12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
   See Instructions) [   ]

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13.Percent of Class Represented by Amount in Row (11)
   43.8%

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14.Type of Reporting Person (See Instructions)
   HC, CO



Amendment No. 5 to Schedule 13D

   This Amendment No. 5 amends and supplements the Schedule 13D originally filed by Unitrin, Inc. ("Unitrin") on April 6, 1990, as amended by Amendment No. 1 thereto, dated February 28, 1996, Amendment No. 2 thereto, dated March 15, 1996, Amendment No. 3 thereto, dated December 4, 1996, and Amendment No. 4 thereto, dated November 6, 2000.

Item 1.  Security and Issuer

   The class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 per share (the "Common Stock"), of Curtiss-Wright Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1200 Wall Street West, Lyndhurst, New Jersey 07071.

   Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby restated in its entirety as follows:

   On January 11, 2001, (a) Unitrin and the Issuer entered into an Amended and Restated Distribution Agreement (a copy of which is attached hereto as Exhibit 99.1) (the "Distribution Agreement") and (b) Unitrin, CW Disposition Company, a wholly-owned subsidiary of Unitrin ("Merger Sub"), and the Issuer entered into an Amended and Restated Agreement and Plan of Merger (a copy of which is attached hereto as Exhibit 99.2) (the "Merger Agreement"), each of which were originally entered into as of November 6, 2000, and filed as exhibits to Amendment No. 4, dated November 6, 2000, to
Schedule 13D. A description of the terms and effects of the Distribution Agreement and the Merger Agreement is included in Item 4 of Amendment No. 4, dated November 6, 2000, to Schedule 13D. The changes to the Distribution Agreement and the Merger Agreement were made in order primarily to reflect technical changes relating to the presentation of proposed corporate governance amendments to the Issuer's certificate of incorporation for stockholder approval. The Distribution Agreement and the Merger Agreement are incorporated by reference into this Item 6 and the foregoing description is qualified in its entirety by reference to the Distribution Agreement and the Merger Agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit           Description
---------         --------------

99.1 Amended and Restated Distribution Agreement, dated as of January 11, 2001, between Unitrin, Inc. and Curtiss-Wright Corporation.

99.2 Amended and Restated Agreement and Plan of Merger, dated as of January 11, 2001, among Unitrin, Inc., CW
                  Disposition Company and Curtiss-Wright Corporation.



                                 Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: January 11, 2001       UNITRIN, INC.


                              By: /s/ Scott Renwick
                                 --------------------------------------
                                 Scott Renwick
                                 Secretary



                               EXHIBIT INDEX

Exhibit           Description
---------         --------------

99.1 Amended and Restated Distribution Agreement, dated as of January 11, 2001, between Unitrin, Inc. and Curtiss-Wright Corporation.

99.2 Amended and Restated Agreement and Plan of Merger, dated as of January 11, 2001, among Unitrin, Inc., CW
                  Disposition Company and Curtiss-Wright Corporation.